

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 12, 2010

via U.S. mail and facsimile

Antoine Frérot, CEO
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

> **RE:** **Veolia Environnement**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-15248**

Dear Mr. Frérot:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Our Services, page 18

1. We note your disclosure of your revenues for each division on pages 19, 23, 28 and 32. In future filings, please provide a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. Please refer to Item 4.B.2 of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 70

Overview, page 70
Presentation of Information in this Section, page 73
Non-GAAP Measures, page 74

2. We note your use of adjusted operating cash flow, a non-GAAP measure, as a performance measure. We further note your statement that adjusted operating cash flow reflects the extent to which you produce cash. As operating cash flow is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing adjusted operating cash flow as a performance measure. Also, the use of the words "cash flow" in the measure's title is confusingly similar to the GAAP financial measures included in the Consolidated Cash Flow Statement. If you maintain that adjusted operating cash flow is not a liquidity measure, then please prospectively change the title of this measure to delete the words cash flow. Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts and to reconcile the measure to net cash from operating activities in accordance with IFRS as issued by the IASB. Please refer to the Questions 102.05-.07 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

3. In future filings, please provide investors with a more detailed explanation as to why your non-GAAP measures provide useful information. For example, please explain why the elimination of non-cash charges from operating income (i.e., adjusted operating cash flow) provides investors with useful information regarding your operating performance. Please also explain why the exclusion of goodwill impairment charges and non-recurring items from operating income and net income (i.e., adjusted operating income and adjusted net income attributable to equity holders of the parent) provide useful information in assessing your operating performance. Please refer to General Instruction C(e) of Form 20-F and Item 10(e)(1)(iii) of Regulation S-K for guidance.

4. We note that you exclude items you characterize as being "non-recurring" to arrive at the two non-GAAP measures, Adjusted operating income and Adjusted net income attributable to equity holders of the parent. We further note that these adjustments for the fiscal years 2009 and 2008 measures represent (a) capital gains from the disposal of a business; (b) "badwill" related to the purchase of minority interests in SNCM; (c) an impairment charge related to deferred tax assets; (d) non-controlling interests share from a disposal of two businesses. It is unclear to us how you determined each of these items is appropriately characterized as non-recurring. In this regard, you recognized a capital gain from the sale of Clemessy and Crystal during fiscal year 2009 in addition to Veolia Proprete Nettoyage et Multi-Services. You recognized

badwill in both fiscal years 2008 and 2007. In future filings, please ensure that your explanation of all the adjustments being made to net income, as determined in accordance with IFRS as issued by the IASB, and the purpose of the measures are properly characterized. Please refer to General Instruction C(e) of Form 20-F , Item 10(e)(1)(ii)(B) of Regulation S-K. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

5. For your presentation of adjusted net income attributable to owners of the Company, please explain to us why it is appropriate to include non-controlling interest share of a gain recognized from the sale of Clemessy and Crystal. Otherwise, please provide a better explanation of the adjustment being made and how the non-GAAP measure reflects adjusted net income for the owners of Veolia in future filings.

Critical accounting policies, page 75

6. We note that deferred tax assets, net are 21.7% of total equity attributable to owners of the Company as of December 31, 2009. Further, we note that the goodwill associated with operations within the United States and Italy has the potential for impairment as of December 31, 2009. In addition, we note that you recognized a material impairment charge for goodwill in your Germany operations in fiscal year 2008. As such, please provide a more comprehensive discussion as to how you assessed the realizability of your deferred tax assets. In this regarding, please provide the following in future filings in addition to any other information investors would find useful to understanding your assessment of your deferred tax assets.
   - The amount of pre-tax income (loss) recognized for your material jurisdictions for the most recently completed fiscal year.
   - A statement that the deferred tax liabilities you are relying will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
   - The amount of pre-tax income that you need to generate to realize the remainder of the deferred tax assets by jurisdiction.
   Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Item 8. Financial Information, Consolidated Statements and Other Financial Information, page 170

Litigation, page 170

7. In future filings, please revise your disclosures to provide the following additional information:

- Aquiris – Please address whether you believe this dispute will have a material impact to your results of operations and cash flows in addition to your financial position. Please also disclose the amount or range of contingent liability to the extent that you are able to reasonably estimate.
- Veolia Water North America Operating Services, Indianapolis – Please disclose the amount of damages sought. If the defendants have not specified the amount of damages sought, please disclose this fact.

Documents on Display, page 195

8. In future filings, please update the address you provide for the SEC's Public Reference Room to reflect the current address, which is 100 F Street, NE, Washington, DC 20549.

Consolidated Statement of Financial Position, page F-3

9. In future filings, please disclose the number of authorized shares for each period presented either in the statement of financial position, the statement of changes in equity, or in the footnotes. Refer to paragraph 79(a)(i) of IAS 1 for guidance.

Consolidated Cash Flow Statement, page F-6

10. In future filings, please separately present the material components of the "Changes in working capital" line item. In this regard, we cannot reconcile the information presented in Note 13 to your consolidated cash flow statement. Please refer to paragraphs 20 and 22-24 of IAS 7 for guidance.

Note 1 Accounting principles and methods, page F-11

1.1 Accounting standards framework, page F-11
1.1.1 Basis underlying the preparation of the financial information, page F-11

11. Please confirm to us and revise your disclosure in future filings to clarify that when IFRS does not provide specific guidance, you first analogize to other similar IFRS standards and interpretations before applying the guidance from other standard-setting bodies. Please refer to paragraph 11 of IAS 8 for guidance.

1.1.2 Standards, standard amendments and interpretations applicable from fiscal year 2009, page F-11

12. Please confirm to us that you adopted IFRIC 18 beginning on July 1, 2009. In this regard, we note your disclosure that you are analyzing contracts signed since July 1, 2009 that are likely to fall within the scope of IFRIC 18. If your consolidated

financial statements do not reflect the adoption of IFRIC 18 on July 1, 2009, please provide us with a detailed explanation as to how you determined your consolidated financial statements are presented in accordance with IFRS as published by the IASB. Please refer to Paragraph 16 of IAS 1 and Item 18(b) of Form 20-F for guidance.

1.1.3 Texts which enter into mandatory effect after December 31, 2009 and which have not been adopted early, page F-12

13. In future filings, please provide investors with an understanding as to how new standards are anticipated to impact your consolidated financial statements when you determine it is likely that the impact will be material. Please ensure your disclosure provide investors with qualitative disclosures or an explanation as to why you are unable to provide such disclosures. Please refer to paragraphs 30 and 31 of IAS 8 for guidance.

1.8 Government grants, page F-15

14. In future filings, please disclose the amount of government grants recognized in your consolidated financial statements for each period presented. Please refer to paragraphs 39(b) and 39(c) of IAS 20 for guidance.

1.11 Impairment of intangible assets, property, plant and equipment and non-financial assets, page F-16

15. In future filings, please provide investors with an explanation as to why you are using base cash flow projections for a six year period rather than the maximum five year period recommended in paragraph 33(b) of IAS 36. Please also refer to paragraph 35 of IAS 36 for additional guidance. Please provide us with the disclosure you intend to include in future filings.

16. We note that one of the main assumptions you use in the calculation of the value in use of a cash-generating unit is investments. Please confirm to us that your consideration of investments does not include uncommitted restructuring plans or improvements/enhancements to the cash-generating unit's performance. Please also revise your accounting policy disclosure in future filings to clarify what you mean by investments. Refer to paragraphs 44-48 of IAS 36 for guidance.

1.15 Financial Instruments, page F-18
1.15.3 Cash and cash equivalents, page F-20

17. Please provide us with the following information for the UCITS investments you hold:
   - describe the nature of the investment;

- indicate the time to maturity at the date of acquisition; and
- provide us with an analysis to support your classification of the investment as a cash equivalent as defined in IAS 7.

If there is a large volume of investments, this information can be prepared to present a total amount versus individual investments by month from the date of maturity at the time of acquisition (e.g., four months, five months, etc.).

1.21 Description of Group concession activities, page F-25

18. In future filings, please disclose the amount of revenue and profits or losses recognized during each period presented on exchanging construction services for a financial asset or an intangible asset. Otherwise, please confirm to us that these amounts are immaterial to your consolidated financial statements for each period presented. Please refer to paragraph 6A of SIC 29 for guidance.

1.26 Segment reporting, page F-30

19. In future filings, please revise your accounting policy to clarify how you identified your operating segments. Specifically, please clarify the level at which your chief operating decision maker (CODM) receives financial information for purposes of making decisions about the allocation of resources and evaluating performance. Please refer to paragraph 5 of IFRS 8. If you are aggregating any operating segments into reportable segments in accordance with the guidance in paragraph 12 of IFRS 8, please disclose this fact and provide disclosures that confirm the aggregated operating segments all of similar economic characteristics in addition to similar products and services, processes, customers, distribution channels, and regulatory environments. Please refer to paragraph 22(a) of IFRS 8 for guidance. Please provide us with the disclosure you intend to include in future filings.

Note 4 Goodwill, page F-34

20. We note that you did not provide the disclosures required by paragraph 134(d) of IAS 36 for any of your cash-generating units. Please demonstrate for us how you determined that the carrying amount of goodwill to each cash-generating unit is not significant in comparison with your total carrying amount of goodwill such that the disclosures required by paragraph 134(d) of IAS 36 was not required.

21. We note your disclosure on page F-35 within Note 4 that you have 147 cash-generating units as of December 31, 2009. Please revise your disclosure in future filing to clarify for investors the number of cash-generating units that have been allocated goodwill. Please also clarify whether you are aggregating any of the cash-generating units for purposes of allocating goodwill and/or testing goodwill

for impairment. Finally, please clarify that you test goodwill for impairment through cash-generating units that are at or below your operating segment level. Please refer to paragraph 80 of IAS 36 for guidance. Please provide us with the disclosure you intend to include in future filings.

22. In future filings, please also disclose the perpetual growth rates used by reportable segment in addition to the main geographical areas. This additional disclosure will provide investors with a little more insight as to how your different areas of business impact the perpetual growth rate used.

23. We note your disclosures provided under the Sensitivity of impairment tests section of Note 4, which appear to indicate that it is reasonably possible a change in key assumptions for estimating the recoverable amount of the Energy Services – United States, Dalkia – Italy, and Environmental Services – Italy cash-generating units could cause the carrying amounts to exceed the recoverable amounts. In future filings, please provide all of the disclosures required by paragraph 134(f) of IAS 36 for those cash-generating units in which it is reasonably possible the recoverable amounts could fall below the carrying amount. If you believe those cash-generating units for which it is reasonably possible that the recoverable amount would be less than the carrying amount are immaterial individually and in the aggregate, including the impact to operating income and total equity, please disclose this fact.

Note 6 Other intangible assets, page F-38

24. In future filings, please disclose the useful lives or the amortization rates for each class of intangible assets and the amortization method used. Please refer to paragraphs 118(a) and 118(b) of IAS 38 for guidance.

Note 7 Property, plant and equipment, page F-15

25. In future filings, please disclose the method used to depreciate each class of property, plant and equipment. Please refer to paragraph 73(b) of IAS 16 for guidance.

Note 12 Deferred tax assets and liabilities, page F-50

26. In future filings, please disclose the expiration dates of your tax losses recognized as deferred tax assets in addition to those tax losses that are not recognized. This disclosure will allow investors to better understand the realizability of these deferred tax assets.

27. In future filings, please provide investors with an understanding as to how the remaining Euro 647.2 million tax losses recognized as deferred tax assets were generated. Please provide us with the disclosure you intend to include in future filings.

Note 13 Working capital, page F-52

28. In future filings, please provide the detailed tables for the movements in operating working capital, inventories, operating receivables, and operating payables for the prior fiscal year end date in additional to the current fiscal year end date.

Note 17 Non-current and current borrowings, page F-64

17.4 Finance leases, page F-69

29. We note your accounting policy under Note 1.7 Property, plant and equipment regarding the assets recognized from finance leases. It appears from your accounting policy that you have selected the revaluation model for the assets from finance leases. If this is correct, please tell us how your accounting policy complies with paragraphs 29 and 36-37 of IAS 16, which appear to require that an entire class of property, plant and equipment be revalued, but does not include finance lease assets as a class of property, plant and equipment. If this assumption is incorrect, please clarify your accounting policy regarding the subsequent accounting for assets recognized from finance leases and/or tell us how your stated policy complies with IFRS as issued by the IASB, including the specific standard citation.

Note 18 Revenue, page F-70

30. In future filings, please disclose the cost of sales amounts for each of the four different revenue streams for each period presented either within your footnote disclosure or within your results of operations discussion and analysis within MD&A. This disclosure will allow investors to better understand your business and how each revenue stream impacts your operating results. Please refer to Item 5.A. of Form 20-F for additional guidance.

Note 20 Net finance costs, page F-73

31. In future filings, please disclose the amount of interest income recognized for each period presented. Refer to paragraph 20(b) of IFRS 7 for guidance.

Note 22 Income tax expense, page F-75

32. In future filings, please provide investors with an understanding of each of the items impacting the legal tax rate. Please also disclose what the legal tax rate represents. Refer to paragraph 81(c)(ii) of IAS 12 for guidance.

Note 29 Financial risk management, page F-94

29.1 Market risk management, page F-94

33. We note from your disclosure that a 0.5% increase in interest rates would increase equity by Euro 25 million. Please explain to us how you arrived at this conclusion. In future filings, please provide investors with some additional insight as to how you calculated the sensitivity analysis. Please refer to paragraph 40(b) of IFRS 7 for guidance.

29.3 Management of liquidity risk, page F-98

34. In future filings, please provide investors with your understanding as to why Moody's and Standard and Poor's lowered your outlook to negative in 2009. If this outlook remains as of your next periodic report, please provide investors with your understanding as to why the rating agencies have maintained this outlook.

Note 30 Employee benefit obligation, page F-106

Pension plans and other post-employment benefits, page F-109

35. We note that you disclose the defined benefit obligation and fair value of plan assets as of December 31, 2009 for your United Kingdom plans and for your French plans. Considering the significance of the plans within these two geographic locations and your disclosure that the actuarial assumptions vary by country, please revise your disclosure in future filings, at a minimum, to provide the following for each period presented:
   - a more detailed description of the plans, including any material amendments (refer to paragraph 121 of IAS 19 for additional guidance)
   - defined benefit obligation at end of year
   - fair value of plan assets at end of year
   - provision and/or prepaid benefits recognized
   - net benefit cost recognized

Note 31 Main acquisition, page F-114

36. In future filings, please provide all of the disclosures required by paragraphs 66-73 of IFRS 3, as amended up to December 31, 2006, for fiscal year 2008. In this regard, your footnote disclosures are to reflect all material transactions that have occurred during any of the three fiscal years presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

John Cash
Accounting Branch Chief